The information in this pricing supplement is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange
Commission. This pricing supplement and the accompanying prospectus supplement and prospectus are not an offer to sell these securities, nor are they soliciting an offer to buy these securities, in any state where the offer or sale is not permitted.
      SUBJECT TO COMPLETION, DATED MARCH 12, 2012

March , 2012 Medium-Term Notes, Series D Pricing Supplement No. 2012-MTNDG0213 Registration Statement Nos. 333-172554 and 333-172554-01 Filed pursuant to Rule 424(b)(2)
Callable Step-Up Coupon Notes due March    , 2024
We have the right to redeem the notes on any interest payment date on or after March    , 2015 (expected to be March 20, 2015). Unless redeemed by us, from and including March    , 2012 (expected to be March 20, 2012) to but excluding March     , 2016 (expected to be March 20, 2016), the notes will bear interest during each semi-annual interest period at a per annum rate equal to 3.75%. Unless redeemed by us, from and including March    , 2016 (expected to be March 20, 2016) to but excluding March     , 2020 (expected to be March 20, 2020), the notes will bear interest during each semi-annual interest period at a per annum rate equal to 4.25%. Unless redeemed by us, from and including March    , 2020 (expected to be March 20, 2020) to but excluding the maturity date, the notes will bear interest during each semi-annual interest period at a per annum rate equal to 5.00%.  The notes are senior unsecured obligations of Citigroup Funding Inc. All payments due on the notes, including the repayment of principal, are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding Inc.’s parent company, and are subject to the credit risk of Citigroup Inc.

It is important for you to consider the information contained in this pricing supplement together with the information contained in the accompanying prospectus supplement and prospectus before making your decision to invest in the notes.  The description of the notes below supplements, and to the extent inconsistent with replaces, the description of the general terms of the notes set forth in the accompanying prospectus supplement and prospectus.

KEY TERMS
Issuer:	Citigroup Funding Inc.
Guarantee:	All payments due on the notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding Inc.’s parent company
Issue price:	$1,000 per note
Principal amount:	$1,000 per note
Aggregate principal amount:	$
Pricing date*:	March , 2012 (expected to be March 15, 2012)
Original issue date*:	March , 2012 (expected to be March 20, 2012, three business days after the pricing date)
Maturity date*:	March , 2024 (expected to be March 20, 2024)
Payment at maturity:	$1,000 per note plus any accrued and unpaid interest
Interest rate per annum*:
From and including the original issue date to but excluding March     , 2016 (expected to be March 20, 2016), unless redeemed by us:
•  3.75%
From and including March     , 2016 (expected to be March 20, 2016) to but excluding March     , 2020 (expected to be March 20, 2020), unless redeemed by us:
•  4.25%
From and including March     , 2020 (expected to be March 20, 2020) to but excluding the maturity date, unless redeemed by us:
•  5.00%

Interest payment period:	Semi-annually
Interest payment dates*:
Each March     and September     (expected to be the 20th of each such month), beginning on September     , 2012 (expected to be September 20, 2012).  If a scheduled interest payment date is not a business day, interest will be paid on the next succeeding business day with the same force and effect as if it has been paid on the scheduled interest payment date. No additional interest will accrue as a result of delayed payment.  Interest will be payable to the persons in whose names the notes are registered at the close of business on the business day preceding each interest payment date, which we refer to as a regular record date.

Day-count convention:	30/360 Unadjusted
Redemption*:
Beginning on March    , 2015 (expected to be March 20, 2015), we have the right to redeem the notes, in whole but not in part, on any redemption date and pay to you 100% of the principal amount of the notes plus accrued and unpaid interest to but excluding the date of such redemption. If we decide to redeem the notes, we will give you notice at least 5 business days before the redemption date specified in the notice.

So long as the notes are represented by global securities and are held on behalf of The Depository Trust Company (“DTC”), redemption notices and other notices will be given by delivery to DTC. If the notes are no longer represented by global securities and are not held on behalf of DTC, redemption notices and other notices will be published in a leading daily newspaper in the City of New York, which is expected to be The Wall Street Journal.

Redemption dates*:	March , 2015 (expected to be March 20, 2015) and each interest payment date thereafter
CUSIP:	1730T0WS4
ISIN:	US1730T0WS40
Listing:	The notes will not be listed on any securities exchange and, accordingly, will have limited or no liquidity. You should not invest in the notes unless you are willing to hold them to maturity.
Underwriter:	Citigroup Global Markets Inc., an affiliate of the issuer. See “General Information—Supplemental information regarding plan of distribution; conflicts of interest” in this pricing supplement.
Underwriting fee and issue price:	Price to public	Underwriting fee(1)	Proceeds to issuer
Per note	$1,000.00	$5.00	$995.00
Total	$	$	$
* Expected dates are subject to change.
(1) Citigroup Global Markets Inc., an affiliate of Citigroup Funding Inc. and the underwriter of the sale of the notes, is acting as principal and will receive an underwriting fee of $5.00 from Citigroup Funding Inc. for each note sold in this offering. From this underwriting fee, Citigroup Global Markets Inc. will pay selected dealers affiliated with Citigroup Global Markets Inc., including Morgan Stanley Smith Barney LLC, and their financial advisors collectively a fixed selling concession of $5.00 for each note they sell.  Additionally, it is possible that Citigroup Global Markets Inc. and its affiliates may profit from expected hedging activity related to this offering, even if the value of the notes declines. See “Risk Factors,” “General Information—Fees and selling concessions” and “General Information—Supplemental information regarding plan of distribution; conflicts of interest” in this pricing supplement for more information.

Investing in the notes involves risks not associated with an investment in conventional debt securities. See “Risk Factors” beginning on page PS-2.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this pricing supplement and the accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

You should read this document together with the related prospectus supplement and prospectus, each of which can be accessed via the hyperlink below, before you decide to invest.

Prospectus Supplement and Prospectus filed on May 12, 2011:   http://www.sec.gov/Archives/edgar/data/831001/000095012311049309/y91273b2e424b2.htm the notes are not bank deposits or savings accounts, and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality, nor are they obligations of, or guaranteed by, a bank.

 Citigroup Funding Inc.

Callable Step-Up Coupon Notes due March    , 2024

Risk Factors

The following is a non-exhaustive list of certain key risk factors for investors in the notes.  We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

■
The notes may be redeemed at our option, which limits your ability to accrue interest over the full term of the notes. We may redeem the notes, in whole but not in part, on any interest payment date beginning three years after the date of issuance of the notes upon not less than five business days’ notice. In the event that we redeem the notes, you will receive the principal amount of your investment in the notes and any accrued and unpaid interest to but excluding the date on which the notes are redeemed. In this case, you will not have the opportunity to continue to accrue and be paid interest to the maturity date of the notes.

■
The per annum interest rate applicable at a particular time will affect our decision to redeem the notes. It is more likely that we will redeem the notes prior to their maturity date during periods when the remaining interest is to accrue on the notes at a rate that is greater than that which we would pay on a comparable debt security of Citigroup Funding Inc. (“Citigroup Funding”) (guaranteed by Citigroup Inc.) with a maturity comparable to the remaining term of the notes. If we redeem the notes prior to their maturity, you may not be able to invest in other securities with a similar level of risk that yield as much interest as the notes.

■
The step-up feature presents different investment considerations than fixed-rate notes. Unless market interest rates rise significantly, you should not expect to earn the higher stated interest rates that are applicable during the last eight years of the term of the notes, nor can you be assured of receiving the interest rate of 3.75% per annum for more than three years, because the notes are likely to be redeemed prior to maturity if interest rates remain the same or fall during the term of the notes. When determining whether to invest in the notes, you should consider, among other things, the overall annual percentage rate of interest to maturity or the various potential redemption dates as compared to other equivalent investment alternatives rather than the higher stated interest rates or any potential interest payments you may receive after the first three years following the issuance of the notes.  If interest rates increase beyond the rates provided by the notes during the term of the notes, we will likely not redeem the notes, and investors will be holding notes that bear interest at below-market rates.

■
An investment in the notes may be more risky than an investment in notes with a shorter term. The notes have a term of twelve years, subject to our right to redeem the notes starting on March 20, 2015.  By purchasing notes with a longer term, you will bear greater exposure to fluctuations in interest rates than if you purchased a note with a shorter term.  In particular, you may be negatively affected if interest rates begin to rise, because the likelihood that we will redeem your notes will decrease and the interest rate applicable to your notes during a particular interest period may be less than the amount of interest you could earn on other investments available at such time. In addition, if you tried to sell your notes at such time, the value of your notes in any secondary market transaction would also be adversely affected.

■
The notes are subject to the credit risk of Citigroup Inc., and any actual or anticipated changes to its credit ratings or credit spreads may adversely affect the market value of the notes.  You are subject to the credit risk of Citigroup Inc., Citigroup Funding’s parent company and the guarantor of any payments due on the notes. The notes are not guaranteed by any entity other than Citigroup Inc. If Citigroup Inc. defaults on its guarantee obligations under the notes, your investment would be at risk and you could lose some or all of your investment. As a result, the market value of the notes will be affected by changes in the market’s view of Citigroup Inc.’s creditworthiness. Any decline, or anticipated decline, in Citigroup Inc.’s credit ratings or increase, or anticipated increase, in the credit spreads charged by the market for taking Citigroup Inc. credit risk is likely to adversely affect the market value of the notes.

■
The inclusion of underwriting fees and projected profit from hedging in the issue price is likely to adversely affect secondary market prices. Assuming no changes in market conditions or other relevant factors, the price, if any, at which Citigroup Global Markets Inc. (“Citigroup Global Markets”) may be willing to purchase the notes in secondary market transactions will likely be lower than the issue price since the issue price will include, and secondary market prices are likely to exclude, underwriting fees paid with respect to the notes, as well as the cost of hedging our obligations under the notes. The cost of hedging includes the projected profit that our affiliates may realize in consideration for assuming the risks inherent in managing the hedging transactions. Any secondary market price for the notes is also likely to be reduced by the costs of unwinding the related hedging transactions at the time of the secondary market transaction. Our affiliates may realize a profit from the expected hedging activity even if investors do not receive a favorable investment return under the terms of the notes or in any secondary market transaction. Any secondary market prices for the notes may differ from values determined by pricing models used by Citigroup Global Markets, as a result of dealer discounts, mark-ups or other transaction costs.

■
You will be entitled to receive at least the full principal amount of your notes, subject to the credit risk of Citigroup Inc., only if you hold the notes to maturity or redemption. The market value of the notes may fluctuate, and if you are able to sell your notes in the secondary market prior to maturity or redemption, you may receive less than the principal amount of the notes.

■
The notes will not be listed on any securities exchange, and secondary trading may be limited. The notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the notes. Citigroup Global

March 2012	PS-2

Citigroup Funding Inc.

Callable Step-Up Coupon Notes due March    , 2024

Markets currently intends, but is not obligated, to make a market in the notes. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the notes. If the secondary market for the notes is limited, there may be few buyers should you choose to sell your notes prior to maturity and this may reduce the price you receive. Because we do not expect that other broker-dealers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Citigroup Global Markets is willing to transact. If at any time Citigroup Global Markets were not to make a market in the notes, it is likely that there would be no secondary market for the notes. Accordingly, you should be willing to hold your notes to maturity.

■
The value of the notes prior to maturity will be influenced by many unpredictable factors.  Numerous factors will influence the value of the notes in any secondary market that may develop and the price at which Citigroup Global Markets may be willing to purchase the notes in any such secondary market, including:  interest rates in the market and the volatility of those rates, the time remaining to maturity of the notes, hedging activities by our affiliates, fees and projected hedging fees, expectations about whether we are likely to redeem the notes and any actual or anticipated changes in the credit ratings, financial condition and results of Citigroup Funding and Citigroup Inc. Some or all of these factors will influence the price that you may receive if you are able to sell your notes prior to maturity or redemption. Sale of the notes prior to maturity or redemption may result in a loss.

March 2012	PS-3

Citigroup Funding Inc.

Callable Step-Up Coupon Notes due March    , 2024

General Information
U.S. federal income tax considerations:
The notes will be treated for U.S. federal income tax purposes as fixed rate debt instruments that are issued without original issue discount.

Both U.S. and non-U.S. persons considering an investment in the notes should read the discussions under “Certain United States Federal Income Tax Considerations—United States Holders—Payments of Interest” and “Certain United States Federal Income Tax Considerations —Non-United States Holders” in the accompanying prospectus supplement for more information.

Trustee:	The Bank of New York Mellon (as successor trustee under an indenture dated June 1, 2005) will serve as trustee for the notes.
Use of proceeds and hedging:
The net proceeds received from the sale of the notes will be used for general corporate purposes and, in part, in connection with hedging our obligations under the notes through one or more of our affiliates.

Hedging activities related to the notes by one or more of our affiliates will likely involve trading in one or more instruments, such as options, swaps and/or futures, and/or by taking positions in any other available securities or instruments that we may wish to use in connection with such hedging. It is possible that our affiliates may profit from this hedging activity, even if the market value of the notes declines. Profit or loss from this hedging activity could affect the price at which Citigroup Funding’s affiliate, Citigroup Global Markets, may be willing to purchase your notes in the secondary market. For further information on our use of proceeds and hedging, see “Use of Proceeds and Hedging” in the accompanying prospectus.

ERISA and IRA purchase considerations:
Each purchaser of the notes or any interest therein will be deemed to have represented and warranted on each day from and including the date of its purchase or other acquisition of the notes through and including the date of disposition of such notes that either:

(a)     it is not (i) an employee benefit plan subject to the fiduciary responsibility provisions of ERISA, (ii) an entity with respect to which part or all of its assets constitute assets of any such employee benefit plan by reason of C.F.R. 2510.3-101 or otherwise, (iii) a plan described in Section 4975(e)(1) of the Internal Revenue Code of 1986, as amended (the “Code”) (for example, individual retirement accounts, individual retirement annuities or Keogh plans), or (iv) a government or other plan subject to federal, state or local law substantially similar to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code (such law, provisions and Section, collectively, a “Prohibited Transaction Provision” and (i), (ii), (iii) and (iv), collectively, “Plans”); or

(b)     if it is a Plan, either (A)(i) none of Citigroup Global Markets, its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the notes or renders investment advice with respect to those assets, and (ii) the Plan is paying no more than adequate consideration for the notes or (B) its acquisition and holding of the notes is not prohibited by a Prohibited Transaction Provision or is exempt therefrom.

However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the notes if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets or Morgan Stanley Smith Barney LLC or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of notes by the account, plan or annuity.

The above representations and warranties are in lieu of the representations and warranties described in the section “ERISA Matters” in the accompanying prospectus supplement.  Please also refer to the section “ERISA Matters” in the accompanying prospectus.

Fees and selling concessions:
Citigroup Global Markets, an affiliate of Citigroup Funding and the underwriter of the sale of the notes, is acting as principal and will receive an underwriting fee of $5.00 from Citigroup Funding for each note sold in this offering. From this underwriting fee, Citigroup Global Markets will pay selected dealers affiliated with Citigroup Global Markets, including Morgan Stanley Smith Barney LLC, and their financial advisors collectively a fixed selling concession of $5.00 for each note they sell.

Additionally, it is possible that Citigroup Global Markets and its affiliates may profit from expected hedging activity related to this offering, even if the value of the notes declines. You should refer to “Risk Factors” above and “Use of Proceeds and Hedging” in the accompanying prospectus.

Selling concessions allowed to dealers in connection with the offering may be reclaimed by the underwriter if, within 30 days of the offering, the underwriter repurchases the notes distributed by such dealers.

Supplemental information regarding plan of distribution; conflicts of interest:
The terms and conditions set forth in the Amended and Restated Global Selling Agency Agreement dated August 26, 2011 among Citigroup Funding, Citigroup Inc. and the agents named therein, including Citigroup Global Markets, govern the sale and purchase of the notes.

Citigroup Global Markets, acting as principal, has agreed to purchase from Citigroup Funding, and Citigroup Funding has agreed to sell to Citigroup Global Markets, $        aggregate principal amount of the notes (        notes) for $995.00 per note, any payments due on which are fully and unconditionally guaranteed by Citigroup Inc. Citigroup Global Markets proposes to offer the notes to

March 2012	PS-4

Citigroup Funding Inc.

Callable Step-Up Coupon Notes due March    , 2024

selected dealers at $1,000.00 per note less a selling concession as described under “—Fees and selling concessions” above.  Citigroup Global Markets will pay the applicable selling concession to selected dealers and their financial advisers collectively.  These dealers may reallow up to the full amount of such selling concession on sales to certain other dealers.

The notes will not be listed on any securities exchange.

In order to hedge its obligations under the notes, Citigroup Funding expects to enter into one or more swaps or other derivatives transactions with one or more of its affiliates. You should refer to “—Use of proceeds and hedging” above and “Use of Proceeds and Hedging” in the accompanying prospectus.

Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering of the notes will conform with the requirements addressing conflicts of interest when distributing the securities of an affiliate set forth in Rule 5121 of the Conduct Rules of the Financial Industry Regulatory Authority, Inc. Client accounts over which Citigroup Inc., its subsidiaries or affiliates of its subsidiaries have investment discretion are not permitted to purchase the notes, either directly or indirectly, without the prior written consent of the client.  See “Plan of Distribution; Conflicts of Interest” in the accompanying prospectus supplement for more information.

Paying agent:	Citibank, N.A. will serve as paying agent and registrar and will also hold the global security representing the notes as custodian for DTC.
Contact:
Morgan Stanley Smith Barney clients may contact their local Morgan Stanley Smith Barney branch office or our principal executive offices at 1585 Broadway, New York, New York 10036 (telephone number (914) 225-7000). All other clients may contact their local brokerage representative. Third party distributors may contact Citi Structured Investment Sales at (212) 723-7005.

We encourage you to also read the accompanying prospectus supplement and prospectus, which can be accessed via the hyperlink on the front page of this pricing supplement, before you invest in the notes.

Additional Information

In case of default in payment at maturity of the notes, the notes will bear interest, payable upon demand of the beneficial owners of the notes in accordance with the terms of the notes, from and after the maturity date through the date when payment of the unpaid amount has been made or duly provided for, at the rate of      % per annum on the unpaid amount due.

We reserve the right to withdraw, cancel or modify any offering of the notes and to reject orders in whole or in part prior to their issuance.

© 2012 Citigroup Global Markets Inc. All rights reserved. Citi and Arc Design are trademarks and service marks of Citigroup Inc. or its affiliates and are used and registered throughout the world.

March 2012	PS-5

We are responsible for the information contained or incorporated by reference in this pricing supplement and the accompanying prospectus supplement and prospectus and in any related free writing prospectus we prepare or authorize. We have not authorized anyone to give you any other information, and we take no responsibility for any other information that others may give you. You should not assume that the information contained or incorporated by reference in this pricing supplement or the accompanying prospectus supplement or prospectus is accurate as of any date other than the date on the front of the document.  We are not making an offer of these securities in any state where the offer is not permitted.

Citigroup Funding Inc.

Medium-Term Notes, Series D

Callable Step-Up Coupon Notes due
March    , 2024
($1,000 Principal Amount per Note)

Any Payments Due from Citigroup Funding Inc.
Fully and Unconditionally Guaranteed
by Citigroup Inc.

Pricing Supplement
March    , 2012

(Including the Prospectus Supplement dated
May 12, 2011 and the Prospectus dated
 May 12, 2011)

TABLE OF CONTENTS
Page
Pricing Supplement
Key Terms	PS-1
Risk Factors	PS-2
General Information	PS-4
Additional Information	PS-5

Prospectus Supplement
Risk Factors	S-3
Important Currency Information	S-7
Description of the Notes	S-8
Certain United States Federal Income Tax Considerations	S-34
Plan of Distribution; Conflicts of Interest	S-41
Validity of the Notes	S-42
ERISA Matters	S-42

Prospectus
Prospectus Summary	1
Forward-Looking Statements	8
Citigroup Inc.	8
Citigroup Funding Inc.	8
Use of Proceeds and Hedging	9
European Monetary Union	10
Description of Debt Securities	10
Description of Index Warrants	21
Description of Debt Security and Index Warrant Units	24
Plan of Distribution; Conflicts of Interest	25
ERISA Matters	28
Legal Matters	28
Experts	28